December 16, 2019

Edward J. Sweeney
Interim Chief Financial Officer
Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153

       Re: Standard Diversified Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 001-36696

Dear Mr. Sweeney:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K fo rthe Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 76

1. We note from your disclosure on page 51 that Turning Point's net sales, which include federal excise taxes, consist of gross sales net of cash discounts, returns and selling and marketing allowances, as well as disclosure on page 77 that revenue is recognized net of sales incentives and sales returns, including shipping and handling charges billed to customers, upon delivery of goods to the customer. In light of the fact that the discounts and incentives appear to represent variable consideration, please tell us and revise to disclose the nature of all variable consideration and how you estimate the variable consideration, including whether this estimate is typically constrained. See ASC 606-10-
      50-12(b) and 606-10-50-20.

2. Further, we note your principal operating expenses, as disclosed on page 51, includes
 Edward J. Sweeney
Standard Diversified Inc.
December 16, 2019
Page 2
         federal excise taxes. Please disclose if you made a policy election to include excise taxes collected from customers in the measurement of the transaction price pursuant to ASC
         606-10-32-2A.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Raminpour at (202)
551-3379 with any questions.



FirstName LastNameEdward J. Sweeney                            Sincerely,
Comapany NameStandard Diversified Inc.
                                                               Division of
Corporation Finance
December 16, 2019 Page 2                                       Office of
Manufacturing
FirstName LastName